FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of August 2020
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Three-month Quarter Ended June 30, 2020 with the Director of the Kanto Local Finance Bureau in Japan on August 12, 2020. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Three-month Period Ended June 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 12, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Quarterly Securities Report
(The first quarter of 144th Business Term)
for The Three-month Period
Ended June 30, 2020
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	August 12, 2020
[Fiscal period]	The 1st quarter of 144th Business Term (from April 1, 2020 to June 30, 2020)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance
Norimasa Takeda
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Three-month period ended June 30,	Three-month period ended June 30,	For the year ended March 31,
Term	2019	2020	2020
Revenue	849,121	801,850	3,291,188
Profit (loss) before tax	10,115	130,291	(60,754)
Net profit for the period	7,033	82,519	44,290
Net profit attributable to owners of the Company	7,009	82,511	44,241
Total comprehensive income (loss) for the period	(126,241)	97,258	(199,419)
Total equity	4,922,876	4,690,764	4,727,486
Total assets	13,507,069	12,613,852	12,821,094
Basic earnings per share (JPY)	4.51	52.93	28.41
Diluted earnings per share (JPY)	4.49	52.69	28.25
Ratio of equity attributable to owners of the Company to total assets (%)	36.4	37.2	36.8
Net cash from (used in) operating activities	120,789	145,861	669,752
Net cash from (used in) investing activities	(41,603)	662	292,119
Net cash from (used in) financing activities	(177,700)	(192,765)	(1,005,213)
Cash and cash equivalents at the end of the period	593,745	589,787	637,614

(Note 1)	Revenue does not include the Value Added Tax.

(Note 2)	All amounts shown are rounded to the nearest million JPY.

(Note 3)	The numbers for the three-month period ended June 30, 2019 and 2020 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

(Note 4)
During the fiscal year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, condensed interim consolidated statements and key consolidated financial data for the three-month period ended June 30, 2019 were retrospectively adjusted.

2. Business Overview
There has been no significant change in our business for the three-month period ended June 30, 2020.
Changes in number of our group companies were as follows:
During the three-month period ended June 30, 2020, Takeda added 1 subsidiary while deconsolidated 18 entities due to the mergers and liquidations of subsidiaries acquired in the Shire acquisition. In addition, Takeda excluded 1 entity from associates accounted for using the equity method.
As a result, as of June 30, 2020, Takeda consisted of 333 entities comprised of 311 consolidated subsidiaries (including partnerships), 21 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the three-month period ended June 30, 2020, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2020 which was filed in Japan.
For the impact of the spread of COVID-19 and Takeda’s initiatives in response, please refer to "2. Analysis on Business Performance, Financial Position and Cash Flows (3) Management Policy, Management Environment and Management Issues."
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to June 30, 2020):

	Billion JPY or percentage
	FY2019 Q1*	FY2020 Q1	Change versus the same period of the previous fiscal year
Revenue	849.1	801.9	(47.3)	(5.6)%
Cost of Sales	(291.8)	(238.1)	53.7	(18.4)%
Selling, General and Administrative expenses	(239.2)	(202.4)	36.8	(15.4)%
Research and Development expenses	(116.9)	(106.8)	10.0	(8.6)%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(121.8)	(104.2)	17.5	(14.4)%
Other Operating Income	6.7	63.7	57.1	856.1%
Other Operating Expenses	(41.0)	(46.8)	(5.8)	14.1%
Operating Profit	45.2	167.3	122.1	270.4%
Finance Income	8.7	19.6	10.9	126.2%
Finance Expenses	(46.1)	(46.8)	(0.8)	1.7%
Share of Gain (Loss) of Investments Accounted for Using the Equity Method	2.3	(9.8)	(12.1)	(516.3)%
Profit Before Income Tax	10.1	130.3	120.2	—
Income Tax Expenses	(3.1)	(47.8)	(44.7)	—
Net Profit for the Period	7.0	82.5	75.5	—

*
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, the condensed interim consolidated statements of profit or loss for the three-month period ended June 30, 2019 were retrospectively adjusted.

Revenue. Revenue for the three-month period ended June 30, 2020 was 801.9 billion JPY, a decrease of 47.3 billion JPY, or 5.6%, compared to the same period of the previous fiscal year. Of this decline, 4.0 percentage points ("pp") was due to the negative impact of the appreciation of the yen.
Despite the negative impact from the foreign exchange rate, within our core therapeutic areas, Gastroenterology (GI), Plasma-Derived Therapies (PDT) Immunology, and Oncology contributed to revenue growth; however, they were offset by intensified competition and generic erosion in other therapeutic areas. In addition, non-core business revenue was negatively impacted by several divestitures completed in the fiscal year ended March 31, 2020. An adverse effect on revenue has been observed certain therapeutic areas from the global spread of COVID-19, such as Neuroscience, for reasons such as patients’ less frequent visits to medical care providers for non-life-threatening and chronic diseases, but on the other hand we have seen expansion of certain products with a more convenient administration profile. Overall COVID-19 did not have a material adverse effect on our revenue for the three-month period ended June 30, 2020.

Year-on-year change in revenue for this three-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 186.9 billion JPY, a year-on-year increase of 15.3 billion JPY, or 8.9%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 101.2 billion JPY, a year-on-year increase of 17.3 billion JPY, or 20.7%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, resulting in increased overall market share. In Japan, sales increase was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 20.2 billion JPY, an increase of 1.9 billion JPY, or 10.6% versus the same period of the previous fiscal year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 2.3 billion JPY, or 15.5%, to 17.5 billion JPY versus the same period of the previous fiscal year, primarily due to increased average length of time on therapy for the adult population. Growth of ENTYVIO, TAKECAB and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as declines of off-patented product of pantoprazole (for peptic ulcer) by 2.4 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 2.2 billion JPY and AMITIZA (for chronic constipation) by 1.5 billion JPY primarily due to intensified competition.

•
Rare Diseases. In Rare Diseases, revenue decreased by 13.8 billion JPY, or 8.2%, compared to the same period of the previous fiscal year to 155.0 billion JPY. Revenue of Rare Hematology decreased by 11.3 billion JPY, or 12.9%, to 76.8 billion JPY. ADVATE (for hemophilia A) decreased by 9.1 billion JPY, or 21.3%, to 33.7 billion JPY driven by the competitive uptake (impact of competition differing by region, with impact in Europe milder than in the U.S. and Japan), increasing price pressure in short half-life segment and switch to ADYNOVATE. Revenue of Rare Metabolic decreased by 8.9 billion JPY, or 18.3%, to 39.9 billion JPY primarily due to the product recall of NATPARA, parathyroid hormone, in the U.S. NATPARA declined by 7.1 billion JPY, or 90.7%, to 0.7 billion JPY representing ex-US sales, which were flat year-on-year. Revenue of Hereditary Angioedema (HAE) was 38.3 billion JPY, a year-on-year increase of 6.4 billion JPY, or 20.2%, driven by TAKHZYRO which expanded the HAE prophylaxis markets in the U.S. and in Europe with its growth of 8.8 billion JPY, or 60.7%, to 23.2 billion JPY, more than offsetting the generic introduction of FIRAZYR and fewer patients on CINRYZE.

•
PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 13.5 billion JPY, or 14.8%, compared to the same period of the previous fiscal year to 105.3 billion JPY. Aggregate sales of immunoglobulin products were 85.1 billion JPY that increased by 17.1 billion JPY, or 25.2%, fueled by strong demand and growing supply capabilities with quarterly growth partly affected by 2019 sales phasing. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) brand that is the standard of care treatment for PID and MMN in the U.S. CUVITRU, SCIG (subcutaneous immunoglobulin) brand also marked double digit growth. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 13.0 billion JPY, a decrease of 3.2 billion JPY, or 19.6% versus the same period of the previous fiscal year, primarily due to supply phasing in the same period of the previous fiscal year in China.

•
Oncology. In Oncology, revenue was 108.0 billion JPY, a year-on-year increase of 1.5 billion JPY, or 1.4%. Sales of NINLARO (for multiple myeloma) were 22.9 billion JPY, an increase of 4.6 billion JPY, or 25.4% versus the same period of the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China driven in part by certain COVID-19 factors, such as a more convenient administration profile. NINLARO is a once-weekly oral tablet that can be taken at home which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. The number of new patients start for NINLARO in the U.S. was increased in the first two months of the current period and it returned to the pre-COVID-19 level towards the end of this period. Sales of ADCETRIS (for malignant lymphomas) increased by 2.3 billion JPY, or 18.4% to 15.1 billion JPY versus the same period of the previous fiscal year, reflecting strong growth in sales particularly in Japan where it progressively expanded its indications in recent years. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 0.4 billion JPY, or 21.9% to 2.0 billion JPY versus the same period of the previous fiscal year, as it continues to launch in European and emerging countries. Sales of VELCADE (for multiple myeloma) decreased by 7.5 billion JPY, or 23.7% compared to the same period of the previous fiscal year to 24.2 billion JPY, of which ex-US royalty income was 1.1 billion JPY, a significant year-on-year decrease of 2.5 billion JPY, or 69.5%, due to generic entries in Europe and China in 2019. Sales in the U.S. decreased by 5.0 billion JPY, or 17.8%, to 23.1 billion JPY versus the same period of the previous fiscal year, reflecting a lower new patient start in the first-line therapy, which we believe was a consequence of patients refrained from visiting medical care providers due to COVID-19 related concerns. VELCADE is administered predominantly via a subcutaneous injection at medical institutions.

•
Neuroscience. In Neuroscience, revenue was 106.9 billion JPY, a year-on-year decrease of 5.1 billion JPY, or 4.5%. This decrease was largely attributable to VYVANSE (for attention deficit hyperactivity disorder (ADHD)), decreased by 2.8 billion JPY, or 4.1%, to 66.0 billion JPY and ROZEREM (for insomnia), decreased by 2.1 billion JPY, or 40.8%, to 3.0 billion JPY, both negatively impacted by the appreciation of the yen. Sales of VYVANSE, a leading branded medication in the U.S., were also negatively affected by COVID-19 where stay-at-home orders and restrictions significantly reduced patient visits, subsequent diagnoses and created temporary discontinuation of medication. Sales of ROZEREM were negatively impacted by the loss of exclusivity in the U.S. last year.

Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2019 Q1		FY2020 Q1
Japan	152.3	17.9%	144.0	18.0%
United States	415.7	49.0%	402.6	50.2%
Europe and Canada	165.2	19.5%	157.6	19.6%
Russia/CIS	19.0	2.2%	13.0	1.6%
Latin America	37.4	4.4%	30.8	3.8%
Asia (excluding Japan)	41.0	4.8%	36.9	4.6%
Other＊	18.5	2.2%	16.9	2.1%
Total	849.1	100.0%	801.9	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 53.7 billion JPY, or 18.4%, to 238.1 billion JPY and the Cost of Sales Ratio decreased by 4.7 pp to 29.7% compared to the same period of the previous fiscal year. This was primarily caused by 49.1 billion JPY decrease of non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition.
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 36.8 billion JPY, or 15.4%, to 202.4 billion JPY compared to the same period of the previous fiscal year, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend from impacts of COVID-19 such as less travel and fewer commercial events.
Research and Development (R&D) expenses. R&D expenses decreased by 10.0 billion JPY, or 8.6%, to 106.8 billion JPY, primarily due to savings from pipeline prioritization as well as COVID-19 impacts.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 17.5 billion JPY, or 14.4%, to 104.2 billion JPY compared to the same period of the previous fiscal year. This decrease is primarily attributable to an impairment charge of 15.6 billion JPY recorded in the same period of the previous fiscal year related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income increased by 57.1 billion JPY, or 856.1%, to 63.7 billion JPY compared to the same period of the previous fiscal year, predominantly driven by a 60.2 billion JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect a change in expected future costs, such as program termination costs. This change was a result of the European Commission's decision in May 2020 to release Takeda's obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 46.8 billion JPY, an increase of 5.8 billion JPY, or 14.1%, compared to the same period of the previous fiscal year, primarily due to an 18.6 billion JPY loss recognized in the three months ended June 30, 2020 from changes in the fair value of contingent consideration assets driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for XIIDRA, which Takeda sold to Novartis in July 2019. The increase was partially offset by a decrease of 9.6 billion JPY in restructuring expenses due to decline of the costs for Shire integration program as well as favorable impact of the valuation reserve for pre-launch inventories by 4.0 billion JPY due to reversal of valuation reserve recorded for the three-month period ended June 30, 2020.

Operating Profit. As a result of the above factors, Operating Profit increased by 122.1 billion JPY, or 270.4% compared to the same period of the previous fiscal year to 167.3 billion JPY.
Net Finance Expenses. Net Finance Expenses were 27.2 billion JPY in the current period, a decrease of 10.2 billion JPY compared to the same period of previous fiscal year, mainly due to an 8.6 billion JPY decrease in interest expense mainly attributable to reduction in outstanding balances of bonds and loans and lower interest rates on borrowings with variable interest rates and a 5.6 billion JPY valuation gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019.
Shares of Loss of Associates Accounted for Using the Equity Method. Shares of Loss of Associates Accounted for Using the Equity Method was 9.8 billion JPY, a decrease of gain 12.1 billion JPY compared to Shares of Gain of Associates Accounted for Using the Equity Method of 2.3 billion JPY for the same period of the previous fiscal year, mainly due to an impairment charge on certain assets recognized by Teva Takeda Pharma Ltd*.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.
Income Tax Expenses. Income Tax Expenses were 47.8 billion JPY, an increase of 44.7 billion JPY compared to the same period of the previous fiscal year, primarily due to an increase in Profit Before Tax and an increase in unitary tax on overseas subsidiaries.
Net Profit for the Period. Net Profit for the Period increased by 75.5 billion JPY, compared to the same period of the previous fiscal year to 82.5 billion JPY.

Underlying Results (April 1 to June 30, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2020 Q1
Underlying Revenue Growth	+0.9%
Underlying Core Operating Profit Growth	+11.2%
Underlying Core Operating Profit Margin	34.7%
Underlying Core EPS	+8.7%

Underlying Revenue Growth was 0.9% compared to the same three-month period of the previous fiscal year, that represented resilience of Takeda’s portfolio during the COVID-19 outbreak. Underlying revenue attributable to Takeda’s 14 global brands* grew by 19.8%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

Underlying Revenue Growth by Therapeutic Area
GI	+13.6%
Rare Diseases	-2.0%
Rare Metabolic	-9.9%
Rare Hematology	-7.0%
Hereditary Angioedema	+24.5%
PDT Immunology	+19.4%
Oncology	+5.4%
Neuroscience	-0.8%
Other	-21.0%
Total	+0.9%

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Exclusion of the impacts from divestitures which were completed in the fiscal year ended March 31, 2020. Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the same period of the previous fiscal year. Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020. Likewise, revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from the same period of the previous fiscal year as the divestiture was also completed in March 2020. In addition, residual impacts from these divestitures are excluded from the current period.

•
Adjustment in net sales from TACHOSIL, a surgical patch, that Takeda agreed in May 2019 to divest. Although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy. Net sales from TACHOSIL are excluded from both the current period and the same period of the previous fiscal year. In addition, revenue of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both the current period and the same period of the previous fiscal year.

Underlying Core Operating Profit Growth was 11.2% compared to the same three-month period of the previous fiscal year, reflecting cost synergies and efficiencies.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 280.9 billion JPY.

Underlying Core Operating Profit Margin for the current period was 34.7%, an increase of 3.2 pp compared to the same three-month period of the previous fiscal year.

Underlying Core EPS Growth for the current period was 8.7%.

(2) Consolidated Financial Position

Assets. Total Assets as of June 30, 2020 were 12,613.9 billion JPY, reflecting a decrease of 207.2 billion JPY compared to the previous fiscal year-end. Intangible assets decreased by 128.2 billion JPY mainly due to amortization. Cash and Cash Equivalents also decreased by 47.8 billion JPY.
Liabilities. Total Liabilities as of June 30, 2020 were 7,923.1 billion JPY, reflecting a decrease of 170.5 billion JPY compared to the previous fiscal year-end. Liabilities Held for Sale decreased by 78.0 billion JPY mainly due to release from the obligation to divest the pipeline compound SHP647 and certain associated rights. In addition, Other Current Liabilities and Trade and Other Payables decreased by 43.8 billion JPY and 29.1 billion JPY, respectively. Bonds and Loans decreased by 18.3 billion JPY to 5,075.0 billion JPY*.
* The carrying amount of Bonds was 3,198.7 billion JPY and Loans was 1,876.3 billion JPY as of June 30, 2020. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June, 2022~ June, 2045	163.4
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September, 2021~ September, 2026	906.2
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	53.7
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November, 2020~ November, 2030	902.1
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November, 2021~ November, 2028	482.2
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	497.0
Commercial Papers	April, 2020 ~ June, 2020	July, 2020 ~ September, 2020	134.0
Total			3,198.7
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	161.2
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	349.2
(3,250 million USD)
Syndicated Loans	January, 2019	January, 2024	363.9
(3,019 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	398.4
(3,700 million USD)
Other			230.0
Total			1,876.3

On July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. Use of the proceeds from the offerings of these notes is to prepay the borrowings of 3,250 million USD and 3,019 million EUR that remained outstanding as of June 30, 2020 under a syndicated term loan that was incurred in connection with the Shire Acquisition in 2019, as well as unsecured senior notes with the face value of 2,400 million USD and 1,250 million EUR. The remaining proceeds will be used for general corporate purposes.
Equity. Total Equity as of June 30, 2020 was 4,690.8 billion JPY, a decrease of 36.7 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 39.9 billion JPY in Retained Earnings mainly resulting from the dividends payments of 141.9 billion JPY partially offset by the net profit for the period.
Consolidated Cash Flow

	Billion JPY
	FY2019 Q1	FY2020 Q1
Net Cash from (used in) operating activities	120.8	145.9
Net Cash from (used in) investing activities	(41.6)	0.7
Net Cash from (used in) financing activities	(177.7)	(192.8)
Net increase (decrease) in cash and cash equivalents	(98.5)	(46.2)
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(10.5)	(1.6)
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	0.6	—
Cash and cash equivalents at the end of the period	593.7	589.8
Net cash from operating activities was 145.9 billion JPY for the current period compared to 120.8 billion JPY for the same period of the previous year. The increase of 25.1 billion JPY was mainly due to a 75.5 billion JPY increase in net profit for the period as well as an increase of a favorable adjustment of 44.7 billion JPY in income tax expense mainly comprised of deferred tax which is a non-cash expense. The increase was partially offset by an adjustment for non-cash income of 60.2 billion JPY due to release from the obligation to divest the pipeline compound SHP 647 and certain associated rights, as well as an unfavorable impact of 47.6 billion JPY from an increase in inventories for the current period due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
Net cash from investing activities was 0.7 billion JPY for the current period compared to net cash used in investing activities of 41.6 billion JPY for the same period of the previous year. This increase of 42.3 billion JPY was mainly due to a 30.0 billion JPY increase in proceeds from sales and redemption of investments mainly as a result of increased sales of equity instruments.
Net cash used in financing activities was 192.8 billion JPY for the current period compared to 177.7 billion JPY for the same period of the previous year. This increase of 15.1 billion JPY was mainly the result of 20.0 billion JPY repayment of commercial papers and long-term loans in the current period.

(3) Management Policy, Management Environment and Management Issues
There was no significant change in management policy, management environment and management issues for the three-month period ended June 30, 2020.
Impact of the spread of the novel coronavirus infectious disease (COVID-19) and Takeda’s initiatives in response are as follows:
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
The effects of the spread of COVID-19 are impacting, or could potentially impact, various business activities within Takeda.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. An adverse effect has been observed in some of our therapeutic areas, such as Neuroscience, for reasons such as patients visiting their medical care providers less frequently, but on the other hand we have seen expansion of certain products with a more convenient administration profile. We have seen some decline in plasma donations but it is still too early to predict longer-term impact on total volume as there are several factors that can partially or fully offset the decline in the coming months. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we currently anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the course of our business operations, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
With regards to clinical trials, we had placed a temporary pause on the initiation of new studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. For already ongoing studies we had temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now been able to resume recruitment in the majority of our studies at least at some sites and countries.
It is still too early to speculate on what the potential impact of the COVID-19 outbreak may be to timelines of our ongoing clinical trials or regulatory filings. While we do anticipate some delays on some studies, we are hopeful that we may be able to regain this time once studies restart. We are closely monitoring the situation on a study level, down to each country and site, to assess potential impact.
As we continue to monitor developments in the financial markets, we do not currently anticipate any material liquidity or funding-related issues.
(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Takeda’s response to the COVID-19 outbreak is focused on three priorities:
1. Safeguarding employees and their families, and reducing the impact of COVID-19 on the healthcare system.
2. Maintaining business continuity, especially the supply of Takeda medicines to patients.
3. Developing potential therapies to treat or prevent COVID-19.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC has also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible. The committee is co-led by Takeda’s Chief Global Corporate Affairs Officer and the President of our Global Vaccine Business Unit, with support from a cross-functional working group.
With regards to measures to safeguard employees, we have continued to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
Our Global Crisis Management Committee and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans will be tailored to each country and will be based on the science, epidemiology, and relevant local public health context, but will also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach.
We have also extended restrictions on all non-essential international travel in principle through December 31, 2020 and on large external meetings until March 31, 2021 while monitoring the situation on an ongoing basis. However, there are plans in place to bring remote employees, who are able to return to work, back to sites in stages following implementation of enhanced infection prevention measures in adherence with local public health guidance.
Our field force are resuming a small number of face to face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face to face, it is on healthcare providers request and employees follow strict infection prevention protocols set out by both Takeda and any additional customer requirements.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, working alongside our Contract Research Organization partners, we continue to take measures to minimize the disruption to ongoing clinical trials. Due to the global impact of COVID-19, we had placed a temporary pause on the initiation of new clinical trials, with the exception of CoVIg-19, a potential anti-SARS-CoV-2 polyclonal hyperimmune globulin medicine to treat individuals with serious complications from COVID-19. For already ongoing studies we had temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now been able to resume recruitment in the majority of our studies at least at some sites and countries. We are assessing and developing solutions, including through direct-to-patient home delivery of study medicines, remote monitoring of patients, and the re-evaluation of trial design.
CoVIg-19 is an example of Takeda’s initiatives to develop potential therapies to combat COVID-19. We joined with global plasma companies to form the CoVIg-19 Plasma Alliance in April 2020, guided by our values of putting patients first, setting aside individual company interests to work together with multiple partners. In doing so, we have focused on expediting the process to develop and deliver a potential therapy for COVID-19. In May 2020, we progressed our efforts by partnering with public, private and non-government organizations for the launch of a nation-wide campaign in the U.S., "The Fight Is In Us", urging COVID-19 survivors to donate their blood plasma, which contains vital antibodies that could help save the lives of others.
As part of our work in the COVID R&D Alliance, Takeda, along with AbbVie and Amgen announced that the first patients have been enrolled in the I-SPY COVID Trial. The trial will evaluate the impact of cenicriviroc, OTEZLA (apremilast) and Takeda’s FIRAZYR (icatibant injection) on inflammatory response in COVID-19 patients. The I-SPY COVID Trial utilizes Quantum Leap Healthcare Collaborative’s adaptive platform trial design which is intended to increase trial efficiency by minimizing the number of participants and time required to evaluate potential treatments. The study is a collaboration between members of the COVID R&D Alliance, Quantum Leap, and the U.S. Food and Drug Administration (FDA).
In addition, Takeda announced a partnership with Novavax, for the development, manufacturing and commercialization of NVX-CoV2373, Novavax’ COVID-19 vaccine candidate, in Japan. Takeda will receive funding from the Government of Japan’s Ministry of Health, Labour and Welfare to support the technology transfer, establishment of infrastructure and scale-up of manufacturing. Takeda anticipates the capacity to manufacture over 250 million doses of the COVID-19 vaccine per year.
Finally, Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations.
(iii) FY2020 Q1 financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the three-month period ended June 30, 2020 was not material. An adverse effect on revenue has been observed in some of our therapeutic areas, such as Neuroscience, for reasons such as patients visiting their medical care providers less frequently for non-life-threatening and chronic diseases, but on the other hand we have seen expansion of certain products with a more convenient administration profile. At the same time, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending, which resulted in limited impact on Takeda’s profit.

(4) Research & Development Activities and Results
Research and development expenses for the three-month period ended June 30, 2020 were 106.8 billion JPY.
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas (oncology, rare diseases, neuroscience, and gastroenterology (GI)). Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
Major progress on R&D events within the three-month period ended June 30, 2020 are listed as follows:

R&D pipeline
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed product ALUNBRIG and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.
NINLARO / Generic name: ixazomib

–
In May 2020, Takeda announced that it submitted to the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change to the manufacturing and marketing approval for NINLARO regarding the additional indication as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who have not treated with stem cell transplantation in Japan. This application is based primarily on the results of the TOURMALINE-MM4 trial, a randomized, placebo-controlled, double-blind, multicenter, international Phase III trial.

–
In June 2020, Takeda announced it orally presented the results of two studies at the 25th Congress of the European Hematology Association (EHA). Presentations included positive results from TOURMALINE-MM4, a Phase 3, randomized clinical trial evaluating the effect of single-agent oral NINLARO as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who had not been treated with stem cell transplantation. Takeda also presented key insights from the US MM-6 trial, which investigates the effectiveness and safety of an in-class transition to oral NINLARO in combination with lenalidomide and dexamethasone in newly diagnosed multiple myeloma patients who have previously received a parenteral bortezomib-based triplet induction therapy.

ICLUSIG / Generic name: ponatinib

–
In May 2020, Takeda presented interim analysis data from the Phase II OPTIC (Optimizing Ponatinib Treatment In CML) trial during an oral session at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The OPTIC trial is an ongoing, randomized, open-label study prospectively evaluating response-based dosing regimens of ICLUSIG over a range of three starting doses (45-, 30-, or 15-mg) with the aim of optimizing its efficacy and safety in patients with chronic-phase chronic myeloid leukemia (CP-CML) who are resistant or intolerant to prior tyrosine kinase inhibitor (TKI) therapy.

ALUNBRIG / Generic name: brigatinib

–
In May 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ALUNBRIG for adult patients with anaplastic lymphoma kinase-positive (ALK+) metastatic non-small cell lung cancer (NSCLC) as detected by an FDA-approved test. This approval expands ALUNBRIG’s current indication to include the first-line setting.

ADCETRIS / Generic name: brentuximab vedotin

–
In May 2020, Takeda announced that the European Commission (EC) extended the current conditional marketing authorization of ADCETRIS to include treatment of adult patients with previously untreated systemic anaplastic large cell lymphoma (sALCL), in combination with CHP (cyclophosphamide, doxorubicin, prednisone). Systemic anaplastic large cell lymphoma is a subtype of peripheral T-cell lymphoma (PTCL).

–
In May 2020, Takeda announced that ADCETRIS was approved by China’s National Medical Products Administration (NMPA) for use in adult patients with relapsed or refractory systemic Anaplastic Large Cell Lymphoma (sALCL) or CD30-positive Hodgkin Lymphoma.

CABOMETYX / Generic name: cabozantinib

–
In April 2020, Takeda announced the top-line result from CheckMate -9ER, a global, multi-center, randomized, open-label Phase III study evaluating Ono Pharmaceutical ‘s Opdivo (nivolumab), a human anti-human PD-1 (programmed cell death-1) monoclonal antibody, and CABOMETYX in patients with previously untreated advanced or metastatic renal cell carcinoma (RCC). In this study, Opdivo and cabozantinib combination treatment demonstrated a significant benefit in its primary endpoint of progression-free survival (PFS) at final analysis, compared to sunitinib, as well as its secondary endpoints of overall survival (OS) at a pre-specified interim analysis, and objective response rate (ORR).

Development code: TAK-924 / Generic name: pevonedistat

–
In May 2020, Takeda announced the results of the Phase 2 Pevonedistat-2001 trial was presented during oral sessions at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The study evaluated pevonedistat plus azacitidine versus azacitidine alone in patients with rare leukemias, including higher-risk myelodysplastic syndromes (HR-MDS). These results show that the combination of pevonedistat and azacitidine is a highly active, promising therapeutic approach and suggest benefit in the HR-MDS subgroup across multiple clinically meaningful endpoints, including overall survival (OS), event-free survival (EFS), complete remission (CR) and transfusion independence, with a safety profile similar to azacitidine alone.

–
In July 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug pevonedistat for the treatment of patients with higher-risk myelodysplastic syndromes (HR-MDS).

Development code: TAK-788 / Generic name: mobocertinib

–
In April 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug mobocertinib for the treatment of patients with metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy.

Rare Diseases
In rare diseases, Takeda focuses on (1) rare immunology (e.g., hereditary angioedema) to transform the treatment paradigm including through recently launched TAKHZYRO; (2) rare hematology with a broad portfolio; and (3) rare metabolic diseases, focused on treatments for Fabry disease, Hunter syndrome and Gaucher disease.

TAKHZYRO / Generic name: lanadelumab-flyo

–
In May 2020, Takeda announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion on a Type II Variation regulatory application and recommended the approval of a pre-filled syringe presentation of TAKHZYRO. TAKHZYRO is a subcutaneous injectable prescription medication approved in Europe for routine prevention of recurrent attacks of hereditary angioedema (HAE) in patients aged 12 years and older.

–
In June 2020, Takeda announced findings from two new interim analyses of data from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE). The analyses suggest that TAKHZYRO is well-tolerated and can prevent hereditary angioedema (HAE) attacks over an extended treatment period, with sustained and consistent reduction in monthly attack rate across a range of different patient subgroups. The data were presented at the 2020 European Academy of Allergy and Clinical Immunology (EAACI) Digital Congress.

ADVATE / Generic name: antihemophilic factor (recombinant), rAHF

–
In June 2020, Takeda announced a scientific update from the AHEAD real-world study investigating the long-term outcomes associated with ADVATE in patients with hemophilia A, presented as an oral presentation at the World Federation of Hemophilia Virtual Summit 2020 (WFH 2020). Interim analysis results from the AHEAD real-world outcomes study demonstrate that the number of hemophilia A patients who were able to achieve zero bleeds increased over the years by receiving rAHF. For those receiving prophylaxis, the number of patients with zero bleeds increased from 34% in year 1 to 53% in year 6. For those receiving on-demand treatment, it increased from 28% in year 1 to 38% in year 6.

Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic diseases for whom there are no treatments available. Takeda is building its pipeline in neurology (e.g., Alzheimer's disease, Parkinson's disease) and selected rare CNS diseases such as narcolepsy, potentially other sleep disorders, and Huntington’s Disease through a combination of in-house expertise and collaboration with partners.

Gastroenterology
In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.

ENTYVIO / Generic name: vedolizumab

–
In April 2020, Takeda announced that a self-injectable formulation of ENTYVIO was approved in Canada for at-home maintenance treatment of adult patients 18 years or older with moderately to severely active ulcerative colitis (UC) who have had an inadequate response, loss of response to, or were intolerant to either conventional therapy or infliximab, a tumor necrosis factor-alpha (TNFα) antagonist. The approval of a self-injectable formulation of ENTYVIO is based on the VISIBLE 1 randomized, double-blind, placebo-controlled clinical study evaluating the efficacy and safety of subcutaneous ENTYVIO as maintenance therapy for adult patients with moderately to severely active ulcerative colitis.

–
In May 2020, Takeda announced that the European Commission has granted a Marketing Authorization for the subcutaneous (SC) formulation of ENTYVIO, as maintenance therapy in adults with moderately to severely active ulcerative colitis (UC) or Crohn’s disease (CD). Entyvio SC will be made available in both a pre-filled syringe and a pre-filled pen.

Plasma Derived Therapies
Takeda created a dedicated plasma-derived therapy business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing and commercialization. In plasma-derived therapies, we maximize the therapeutic value of plasma-derived therapies for patients with rare and complex diseases through innovation across the product life cycle. The dedicated R&D organization in PDT is charged with identifying new targeted therapies and optimizing efficiencies of current product manufacturing. PDT focuses on developing products which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Development code: CoVIg-19 (previously TAK-888) /Generic name: anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin

–
In April 2020, Takeda announced that Biotest, BPL, LFB, and Octapharma joined the CoVIg-19 Plasma Alliance formed by CSL Behring and Takeda to develop a potential plasma-derived therapy for treating COVID-19. The alliance begins immediately with the investigational development of one, unbranded anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin medicine with the potential to treat individuals with serious complications from COVID-19.

–
In May 2020, the CoVIg-19 Plasma Alliance announced that it has expanded globally to include 10 plasma companies, and also includes global organizations from outside the plasma industry who are providing vital support to encourage more people who recovered from COVID-19 to donate plasma. In addition to those announced at its inception - Biotest, BPL, CSL Behring, LFB, Octapharma and Takeda - the Alliance welcomes new industry members ADMA Biologics, BioPharma Plasma, GC Pharma, and Sanquin. Together, these organizations will contribute specialist advisory expertise, technical guidance and/or in-kind support to contribute to the Alliance goal of accelerating development and distribution of a potential treatment option for COVID-19.

Vaccine
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, the U.S., and Singapore and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

–
In June 2020, Takeda and Neurocrine Biosciences, Inc. announced a strategic collaboration to develop and commercialize compounds in Takeda’s early-to-mid-stage psychiatry pipeline. Specifically, Takeda granted an exclusive license to Neurocrine Biosciences for seven pipeline programs, including three clinical stage assets for schizophrenia, treatment-resistant depression and anhedonia.

–
In June 2020, Takeda and Carmine Therapeutics signed a research collaboration agreement to discover, develop and commercialize transformative non-viral gene therapies for two rare disease targets using Carmine’s REGENT(TM) technology, based on red blood cell extracellular vesicles.

–
In August 2020, members of the COVID R&D Alliance Takeda, AbbVie, Inc. and Amgen Inc. announced the first patients enrolled in the I-SPY COVID Trial (Investigation of Serial Studies to Predict Your COVID Therapeutic Response with Biomarker Integration and Adaptive Learning) clinical trial. The I-SPY COVID Trial will evaluate the efficacy of cenicriviroc, a chemokine (CCR2 and CCR5) dual-receptor antagonist, Otezla (apremilast), a PDE4 inhibitor, and Firazyr (icatibant injection), a bradykinin B2 receptor antagonist in severely ill, hospitalized COVID-19 patients who require high-flow oxygen. The I-SPY COVID Trial utilizes Quantum Leap Healthcare Collaborative's adaptive platform trial design, which is intended to increase trial efficiency by minimizing the number of participants and time required to evaluate potential treatments.

–
In August 2020, Takeda and Novavax, Inc. (Novavax) announced a partnership for the development, manufacturing and commercialization of NVX CoV2373, Novavax’ COVID 19 vaccine candidate, in Japan. NVX CoV2373 is a stable, prefusion protein made using Novavax’ recombinant protein nanoparticle technology and includes Novavax’ proprietary Matrix‑MTM adjuvant. Takeda and Novavax are partnering on manufacturing, clinical development and regulatory activities in Japan. Novavax will license and transfer manufacturing technologies to enable Takeda to manufacture the vaccine antigen and will supply the Matrix-M adjuvant to Takeda. Takeda will be responsible for regulatory submission to the Government of Japanese Ministry of Health, Labour and Welfare (MHLW) and will produce and distribute NVX CoV2373 in Japan. Takeda will receive funding from MHLW to support the technology transfer, establishment of infrastructure and scale-up of manufacturing. Takeda anticipates the capacity to manufacture over 250 million doses of the COVID-19 vaccine per year.

3. Material Contracts
There was no change in material contracts for the three-month period ended June 30, 2020.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of June 30, 2020)	Number of shares outstanding as of the filling date (August 12, 2020)	Stock exchange on which the Company is listed	Description
Common stock	1,576,387,908	1,576,387,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,576,387,908	1,576,387,908	—	—

(Note1)	The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

(Note2)
The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from August 1, 2020 to the filing date of Quarterly Securities Report (August 12, 2020).

(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.

(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.

(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From April 1 to June 30, 2020	14	1,576,388	22	1,668,145	22	1,654,238

(Note1)	The increase is due to the exercise of stock acquisition rights.

(Note2)	There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from July 1, 2020 to July 31, 2020.

(5) Major shareholders
No information required in the 1st quarter.

(6) Information on voting rights
1) Total number of shares

	As of June 30, 2020
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	170,300	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,575,221,600	15,752,216	—
Shares less than one unit	Common stock	709,008	—	Shares less than one unit (100 shares)
Number of issued shares		1,576,387,908	—	—
Total number of voting rights		—	15,752,216	—

(Note1)	"Shares with full voting rights (Others)" includes 10,878,200 (voting rights: 108,782) and 2,152,300 (voting rights: 21,523) of the shares held by the ESOP and BIP trust, respectively.

(Note2)	"Shares less than one unit" includes 40 of the shares as the treasury stock, and 181 and 136 of the shares held by the ESOP and BIP trust, respectively.
2) Treasury stock and other

	As of June 30, 2020
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	170,300	—	170,300	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total		457,300	—	457,300	0.03

(Note)
In addition to the above treasury stock and shares less than one unit of 40 shares, 10,878,381 of the shares held by the ESOP trust and 2,152,436 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.

2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Three-month period ended June 30,
	Note	2019	2020
Revenue	4	849,121	801,850
Cost of sales		(291,797)	(238,078)
Selling, general and administrative expenses		(239,213)	(202,374)
Research and development expenses		(116,866)	(106,821)
Amortization and impairment losses on intangible assets associated with products		(121,752)	(104,250)
Other operating income	5	6,666	63,732
Other operating expenses	6	(40,992)	(46,774)
Operating profit		45,167	167,285
Finance income		8,668	19,611
Finance expenses		(46,064)	(46,846)
Share of profit (loss) of investments accounted for using the equity method	7	2,344	(9,759)
Profit before tax		10,115	130,291
Income tax expenses	8	(3,082)	(47,772)
Net profit for the period		7,033	82,519
Attributable to:
Owners of the Company		7,009	82,511
Non-controlling interests		24	8
Net profit for the period		7,033	82,519
Earnings per share (JPY)
Basic earnings per share	9	4.51	52.93
Diluted earnings per share	9	4.49	52.69
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the three-month period ended June 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Net profit for the period	7,033	82,519
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(4,277)	25,518
Remeasurement of defined benefit pension plans	(2,403)	(2,286)
	(6,680)	23,232
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(125,091)	1,997
Cash flow hedges	(1,120)	(5,126)
Hedging cost	(383)	(5,357)
Share of other comprehensive loss of investments accounted for using the equity method	(0)	(7)
	(126,594)	(8,493)
Other comprehensive income (loss) for the period, net of tax	(133,274)	14,739
Total comprehensive income (loss) for the period	(126,241)	97,258
Attributable to:
Owners of the Company	(126,474)	97,183
Non-controlling interests	233	75
Total comprehensive income (loss) for the period	(126,241)	97,258
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Comprehensive Income for the three-month period ended June 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2020	As of June 30, 2020
ASSETS
Non-current assets:
Property, plant and equipment		1,386,370	1,366,177
Goodwill		4,012,528	3,984,271
Intangible assets		4,171,361	4,043,156
Investments accounted for using the equity method		107,334	97,606
Other financial assets		262,121	239,032
Other non-current assets		103,846	103,021
Deferred tax assets		308,102	305,826
Total non-current assets		10,351,662	10,139,089
Current assets:
Inventories		759,599	759,378
Trade and other receivables		757,005	784,639
Other financial assets		15,822	11,138
Income taxes receivable		27,916	30,632
Other current assets		114,196	108,064
Cash and cash equivalents		637,614	589,787
Assets held for sale	11	157,280	191,125
Total current assets		2,469,432	2,474,763
Total assets		12,821,094	12,613,852

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans		4,506,487	4,494,225
Other financial liabilities		399,129	406,155
Net defined benefit liabilities		156,617	164,708
Income taxes payable		54,932	48,780
Provisions		37,605	37,438
Other non-current liabilities		52,793	53,854
Deferred tax liabilities		710,147	686,384
Total non-current liabilities		5,917,710	5,891,544
Current liabilities:
Bonds and loans		586,817	580,732
Trade and other payables		318,816	289,741
Other financial liabilities		95,706	92,096
Income taxes payable		182,738	179,510
Provisions		405,245	424,650
Other current liabilities		499,386	455,615
Liabilities held for sale	11	87,190	9,200
Total current liabilities		2,175,898	2,031,544
Total liabilities		8,093,608	7,923,088

		JPY (millions)
	Note	As of March 31, 2020	As of June 30, 2020
EQUITY
Share capital		1,668,123	1,668,145
Share premium		1,680,287	1,661,474
Treasury shares		(87,463)	(60,717)
Retained earnings		1,369,972	1,330,054
Other components of equity		92,564	87,807
Equity attributable to owners of the company		4,723,483	4,686,763
Non-controlling interests		4,003	4,001
Total equity		4,727,486	4,690,764
Total liabilities and equity		12,821,094	12,613,852

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity

Three-month period ended June 30, 2019 (From April 1 to June 30, 2019)

		JPY (millions)
	Note	Equity attributable to owners of the company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2019		1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies					(512)						—	(512)		(512)
Restated opening balance		1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period					7,009						—	7,009	24	7,033
Other comprehensive income (loss)						(125,259)	(4,318)	(1,120)	(383)	(2,403)	(133,483)	(133,483)	209	(133,274)
Comprehensive income (loss) for the period		—	—	—	7,009	(125,259)	(4,318)	(1,120)	(383)	(2,403)	(133,483)	(126,474)	233	(126,241)
Transaction with owners:
Issuance of new shares		24,507	24,507								—	49,014		49,014
Acquisition of treasury shares				(49,012)							—	(49,012)		(49,012)
Disposal of treasury shares			(0)	0							—	0		0
Dividends	12				(140,836)						—	(140,836)	(153)	(140,989)
Transfers from other components of equity					(2,331)		(72)			2,403	2,331	—		—
Share-based compensation			4,277								—	4,277		4,277
Exercise of share-based awards			(20,911)	21,259							—	348		348
Total transactions with owners		24,507	7,873	(27,753)	(143,167)	—	(72)	—	—	2,403	2,331	(136,209)	(153)	(136,362)
As of June 30, 2019		1,668,092	1,658,105	(84,895)	1,458,761	173,869	41,990	1,839	1,029	—	218,727	4,918,790	4,086	4,922,876
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2019 were retrospectively adjusted.
See accompanying notes to condensed interim consolidated financial statements.

Three-month period ended June 30, 2020 (From April 1 to June 30, 2020)

		JPY (millions)
	Note	Equity attributable to owners of the company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2020		1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period					82,511						—	82,511	8	82,519
Other comprehensive income (loss)						1,957	25,484	(5,126)	(5,357)	(2,286)	14,672	14,672	67	14,739
Comprehensive income (loss) for the period		—	—	—	82,511	1,957	25,484	(5,126)	(5,357)	(2,286)	14,672	97,183	75	97,258
Transaction with owners:
Issuance of new shares		22	22								—	44		44
Acquisition of treasury shares				(2,132)							—	(2,132)		(2,132)
Disposal of treasury shares			(0)	0							—	0		0
Dividends	12				(141,858)						—	(141,858)	(77)	(141,935)
Transfers from other components of equity					19,429		(21,715)			2,286	(19,429)	—		—
Share-based compensation			10,043								—	10,043		10,043
Exercise of share-based awards			(28,878)	28,878							—	(0)		(0)
Total transactions with owners		22	(18,813)	26,746	(122,429)	—	(21,715)	—	—	2,286	(19,429)	(133,903)	(77)	(133,980)
As of June 30, 2020		1,668,145	1,661,474	(60,717)	1,330,054	93,805	26,660	(27,856)	(4,802)	—	87,807	4,686,763	4,001	4,690,764

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Three-month period ended June 30,
	Note	2019	2020
Cash flows from operating activities:
Net profit for the period		7,033	82,519
Depreciation and amortization		150,414	141,587
Impairment losses		17,425	7,458
Equity-settled share-based compensation		4,277	10,043
Change in estimate of liabilities related to SHP647	5	—	(60,179)
Loss on sales and disposal of property, plant and equipment		129	300
Gain on divestment of business and subsidiaries		(2,837)	(365)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	6	2,203	19,297
Finance (income) and expenses, net		37,396	27,235
Share of loss (profit) of investments accounted for using the equity method		(2,344)	9,759
Income tax expenses		3,082	47,772
Changes in assets and liabilities:
Increase in trade and other receivables		(44,885)	(25,845)
Decrease (increase) in inventories		43,259	(4,367)
Decrease in trade and other payables		(30,296)	(23,153)
Increase in provisions		9,149	2,177
Other, net		(13,535)	(36,894)
Cash generated from operations		180,470	197,344
Income taxes paid		(59,894)	(51,483)
Tax refunds and interest on tax refunds received		213	—
Net cash from operating activities		120,789	145,861
Cash flows from investing activities:
Interest received		1,574	308
Dividends received		1,169	177
Acquisition of property, plant and equipment		(29,859)	(23,135)
Proceeds from sales of property, plant and equipment		118	26
Acquisition of intangible assets		(13,122)	(17,342)
Acquisition of investments		(3,133)	(3,517)
Proceeds from sales and redemption of investments		14,458	44,437
Acquisition of businesses, net of cash and cash equivalents acquired		(4,650)	—
Other, net		(8,158)	(292)
Net cash from (used in) investing activities		(41,603)	662
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers		(500,164)	(10,000)
Proceeds from issuance of bonds and long-term loans		496,190	—
Repayments of bonds and long-term loans		—	(9,979)
Acquisition of treasury shares		(3)	(2,132)
Interest paid		(31,176)	(30,207)
Dividends paid		(132,749)	(133,115)
Acquisition of non-controlling interests		(1,700)	—
Repayments of lease liabilities		(7,466)	(7,213)
Other, net		(632)	(119)
Net cash used in financing activities		(177,700)	(192,765)
Net decrease in cash and cash equivalents		(98,514)	(46,242)

Cash and cash equivalents at the beginning of the year		702,093	637,614
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale		629	—
Cash and cash equivalents at the beginning of the year		702,722	637,614
Effects of exchange rate changes on cash and cash equivalents		(10,463)	(1,585)
Cash and cash equivalents at the end of the period		593,745	589,787
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Cash Flows for the three-month period ended June 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, research and development (“R&D”) driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”), oncology, and neuroscience.
2.    Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2020.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended June 30, 2020 were approved on August 12, 2020 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(3) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2020.
Although the effects of the spread of COVID-19 could potentially impact business activities within Takeda, the overall impact on Takeda’s consolidated financial results has been limited to date. Therefore, the spread of COVID-19 did not have a significant impact on accounting estimates and assumptions used for the preparation of the condensed interim consolidated financial statements.

3.    Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2020.
Takeda calculated income tax expenses for the three-month period ended June 30, 2020, based on the estimated average annual effective tax rate.
4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda's Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Sales of pharmaceutical products	822,015	783,791
Royalty and service income	27,106	18,059
Total	849,121	801,850
Revenue by Therapeutic Area and Product

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Gastroenterology:
Entyvio	83,877	101,224
Takecab-F (1)	18,280	20,214
Dexilant	15,831	13,609
Gattex/Revestive	15,131	17,474
Pantoprazole	11,604	9,177
Alofisel	39	11
Others	26,874	25,219
Total Gastroenterology	171,636	186,928
Rare Diseases:
Rare Metabolic:
Elaprase	18,842	17,637
Replagal	12,891	12,193
Vpriv	9,254	9,343
Natpara	7,868	734
Total Rare Metabolic	48,855	39,907
Rare Hematology:
Advate	42,733	33,652
Adynovate	14,458	15,280
FEIBA	13,052	12,859
Others	17,846	14,964
Total Rare Hematology	88,089	76,755

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Hereditary Angioedema:
Takhzyro	14,467	23,245
Firazyr	8,970	8,095
Cinryze	7,326	5,922
Kalbitor	1,109	1,059
Total Hereditary Angioedema	31,872	38,321
Total Rare Diseases	168,816	154,983
PDT Immunology:
Immunoglobulin	67,989	85,106
Albumin	16,144	12,979
Others	7,597	7,179
Total PDT Immunology	91,730	105,264
Oncology:
Velcade	31,706	24,181
Leuprorelin	28,370	27,400
Ninlaro	18,292	22,931
Adcetris	12,747	15,090
Iclusig	7,649	9,233
Alunbrig	1,654	2,017
Others	6,032	7,121
Total Oncology	106,450	107,973
Neuroscience:
Vyvanse	68,802	66,009
Trintellix	17,417	16,880
Adderall XR	5,694	5,257
Others	20,006	18,711
Total Neuroscience	111,919	106,857
Other:
Azilva-F (1)	20,463	20,855
Nesina-F (1)	14,574	15,467
Lotriga	8,755	8,065
Others	154,778	95,458
Total Other	198,570	139,845
Total	849,121	801,850
(1) The figures include the amounts of fixed dose combinations and blister packs.

(2) Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions)
	Three-month period ended June 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2019	152,330	415,676	165,235	19,019	37,411	40,955	18,495	849,121
2020	144,045	402,606	157,559	13,044	30,774	36,879	16,943	801,850

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.
5.    Other Operating Income
Other Operating Income for the three-month period ended June 30, 2019 was 6,666 million JPY, including 2,156 million JPY of gain on sale of the shares of Axcelead Drug Discovery Partners, Inc.
Other Operating Income for the three-month period ended June 30, 2020 was 63,732 million JPY, including 60,179 million JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect a change in expected future costs, such as program termination costs. This change was a result of the European Commission's decision in May 2020 to release Takeda's obligation to divest SHP647.
6.    Other Operating Expenses
Other operating expenses was 40,992 million JPY and 46,774 million JPY for the three-month period ended June 30, 2019 and 2020, respectively.
Restructuring expenses such as reductions in the workforce and consolidation of sites included in other operating expenses were 33,462 million JPY and 23,902 million JPY for the three-month period ended June 30, 2019 and 2020, respectively. Restructuring expenses for the three-month period ended June 30, 2019 and three-month period ended June 30, 2020 mainly included Shire integration costs after the acquisition of Shire.
In addition, during the three-month period ended June 30, 2020, Takeda recorded 18,562 million JPY loss from changes in the fair value of financial assets associated with contingent consideration arrangements driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for Xiidra, which Takeda sold to Novartis in July 2019.
7.    Share of Loss of Investments Accounted for Using the Equity Method
Share of loss of investments accounted for using the equity method for the three-month period ended June 30, 2020 included a loss of 10,124 million JPY related to Takeda's shareholding ratio of the impairment loss recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.), which operates the long listed products business and the generics business.
The impairment loss was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision Teva Takeda Pharma Ltd. made to divest a part of generic business and a manufacturing plant.
8.    Income Tax Expenses
The effective tax rate for the three-month period ended June 30, 2020 was 36.7% compared to 30.5% for the three-month period ended June 30, 2019, mainly due to an increase in unitary tax on overseas subsidiaries.

9.    Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Three-month period ended June 30,
	2019	2020
Net profit for the period attributable to owners of the Company
Net profit (loss) for the period attributable to owners of the Company (million JPY)	7,009	82,511
Net profit (loss) used for calculation of earnings per share (million JPY)	7,009	82,511
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,555,728	1,558,969
Dilutive effect (thousands of shares)	4,188	7,151
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,559,916	1,566,120
Earnings per share
Basic earnings per share (JPY)	4.51	52.93
Diluted earnings per share (JPY)	4.49	52.69

10.    Collaborations and Licensing Arrangements
Takeda is party to certain collaborations, in-licensing agreements and out-licensing arrangements.
Out-licensing agreements
Takeda has entered into various licensing arrangements where it has licensed certain products or intellectual property rights for consideration such as up-front payments, equity interest of partners, development milestones, sales milestones and/or sales-based royalty payments. The receipt of the variable considerations related to these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee.
The significant out-licensing agreement during the three-month period ended June 30, 2020 is described below.
Neurocrine Biosciences, Inc. (“Neurocrine Biosciences”)
In June 2020, Takeda entered into a strategic collaboration with Neurocrine Biosciences to develop and commercialize compounds in Takeda’s early-to-mid-stage neuroscience pipeline, including TAK-041b, TAK-653 and TAK-831. Takeda will receive an upfront cash payment and will be entitled to certain development milestones, commercial milestones and royalties on net sales. At certain development events, Takeda may elect to opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. For any asset in which Takeda is participating in a 50:50 profit share arrangement, Takeda will not be eligible to receive development or commercial milestones.

11.    Disposal Groups Held for Sale
The disposal groups held for sale as of March 31, 2020, consisted mainly of the followings.

•	Pipeline compound SHP647 and certain associated rights ("SHP647")

•	Property, plant and equipment related to a manufacturing site in Ireland and Shonan Health Innovation Park in Japan

•	The assets and liabilities such as intangible assets and goodwill related to the portfolio of selected over-the-counter and prescription pharmaceutical assets in Latin America.

•	The assets and liabilities such as intangible assets and goodwill related to TachoSil (Fibrin Sealant Patch) product.
In April 2020, Takeda entered into an agreement to divest a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe and two manufacturing sites located in Denmark and Poland. By the agreement, 51,460 million JPY of assets such as goodwill and intangible assets as well as 2,804 million JPY of deferred tax liabilities related to the product were classified as the disposal groups held for sale as of June 30, 2020.
In May 2020, the European Commission released Takeda from the obligation to divest SHP647, which Takeda classified as the disposal groups held for sale as of March 31, 2020. As a result, these assets and liabilities related to SHP647 ceased to be classified as disposal groups held for sale as of June 30, 2020 and recognized a 60,179 million JPY gain in other operating income, as further described in Note 5.
Additionally, Takeda also entered into an agreement to divest a portfolio of selected non-core over-the-counter and prescription pharmaceutical assets sold exclusively in Asia Pacific in June 2020 and classified 12,434 million JPY of assets such as goodwill related to the product to the disposal groups held for sale as of June 30, 2020.
12.    Equity and Other Equity Items
Dividends

	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Three-month period ended June 30, 2019
(April 1, 2019 to June 30, 2019)	140,836	90.00	March 31, 2019	June 28, 2019
Three-month period ended June 30, 2020
(April 1, 2020 to June 30, 2020)	141,858	90.00	March 31, 2020	June 25, 2020
13.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of June 30, 2020	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	¥—	¥31,277	¥—	¥31,277
Investments in convertible notes	—	—	9,521	9,521
Investments in debt securities	—	—	800	800
Financial assets associated with contingent consideration arrangements	—	—	74,273	74,273
Financial assets measured at fair value through OCI
Equity instruments	68,909	—	51,829	120,738
Total	¥68,909	¥31,277	¥136,423	¥236,609

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	¥—	¥6,035	¥—	¥6,035
Financial liabilities associated with contingent consideration arrangements	—	—	43,389	43,389
Other	—	—	9,883	9,883
Derivatives for which hedge accounting is applied	—	50,416	—	50,416
Total	¥—	¥56,451	¥53,272	¥109,723

(2) Valuation Techniques
The fair value of derivatives is measured based on quoted price or quotes obtained from financial institutions or the Black-Scholes model, whose significant inputs to the valuation model used are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instrument or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing an adjusted book value net assets method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.5 times to 12.0 times.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at timing of the divestiture or the acquisition date of business combination. When the contingent consideration meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized in relation to the divestiture of Xiidra. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 liabilities above is valued at fair value, and subsequently re-measured to fair value at each closing date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.

(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. Three were no transfers among Level 1, Level 2, and Level 3 except transfers from Level 3 to Level 1 recorded in the three-month period ended June 30, 2020. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the three-month period ended June 30, 2020, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the three-month period ended June 30, 2020.

(4) Level 3 fair values
1) Changes in the Fair Value of financial assets
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the period ended June 30, 2020. The disclosure related to the Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements.

	JPY (millions)
	Three-month period ended June 30, 2020
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	¥92,516	¥48,237
Changes recognized as finance income	1,073	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value (Note)	(18,562)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(754)	2,133
Purchases	—	3,936
Sales	—	(118)
Transfers to Level 1	—	(2,359)
As of the end of the period	¥74,273	¥51,829
(Note) During the three-month period ended June 30, 2020, Takeda recognized other operating expenses of 18,562 million JPY as the loss from changes in the fair value of contingent consideration assets which was driven by the impact of Novartis’ withdrawal of the Marketing Authorization Application in Europe for Xiidra, which Takeda sold to Novartis in July 2019.

2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial assets associated with contingent consideration arrangements from changes in major assumptions. For other Level 3 financial assets, there are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement.

		JPY (millions)
	Change in assumption	Impact
Forecast Xiidra sales	Increase by 5%	¥1,263
	Decrease by 5%	(1,741)
Discount rate	Increase by 0.5%	(3,780)
	Decrease by 0.5%	3,409

(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of June 30, 2020, the balance primarily relates to pre-existing contingent consideration arrangements from Shire's historical acquisition.
The pre-existing contingent consideration acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy.
1) Changes in the Fair Value of financial liabilities associated with contingent consideration arrangements

JPY (millions)
Three-month period ended June 30, 2020
As of the beginning of the period	¥41,664
Changes in the fair value during the period	2,719
Settled during the period	(697)
Foreign currency translation differences	(99)
Other	(198)
As of the end of the period	¥43,389
2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions)
	Change in assumption	Impact
Probability of technical milestones being achieved for financial liabilities associated with Shire’s historical contingent consideration arrangements	Increase by 5%	¥4,262
	Decrease by 5%	(4,262)
Discount rate	Increase by 0.5%	(1,387)
	Decrease by 0.5%	1,388
(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of June 30, 2020
	Carrying amount	Fair value
Bonds	¥3,198,680	¥3,479,526
Long-term loans	1,871,265	1,865,855
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

14.    Subsequent Events
Issuance of unsecured U.S. dollar-denominated senior notes and unsecured euro-denominated senior notes
On July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR (collectively, "the Notes").
Using the proceeds from the offerings of the Notes, on July 10, 2020, Takeda prepaid the borrowings of 3,250 million USD and 3,019 million EUR that remained outstanding as of June 30, 2020 under a syndicated term loan that was incurred in connection with the Shire Acquisition in 2019 and on August 3, 2020, redeemed 2,400 million USD of unsecured U.S. dollar-denominated senior notes issued in September 2016 and 1,250 million EUR of unsecured euro-denominated senior notes issued in November 2018.
The impact from these repayments and redemptions on the consolidated statements of profit or loss is not expected to be material.

Outline of the Notes issued

Unsecured U.S. Dollar-Denominated Senior Notes

Issue Amount	7,000 million USD
Coupon	2.050-3.375% per annum
Issue Price	99.225-99.404% of the principle amount
Maturity Date	March 31, 2030 - July 9, 2060
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	None

Unsecured Euro-Denominated Senior Notes

Issue Amount	3,600 million EUR
Coupon	0.750-2.000% per annum
Issue Price	98.650-99.630% of the principle amount
Maturity Date	July 9, 2027 - July 9, 2040
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	Listed on the New York Stock Exchange

2. Others
Not applicable.

B. Information on Guarantors of the Company
Not applicable.

APPENDIX

1 FY2020 Q1 Reconciliation from Reported Revenue to Underlying Revenue
2 FY2020 Q1 Reconciliation from Reported to Core/Underlying Core
3 FY2019 Q1 Reconciliation from Reported to Core/Underlying Core

1 FY2020 Q1 Reconciliation from Reported Revenue to Underlying Revenue

Q1
(Billion JPY)	FY2019	FY2020	vs. PY
Revenue	849.1	801.9	(47.2)	- 5.6%
FX effects*1				+4.4pp
Divestitures*2				+2.1pp
XIIDRA				+1.1pp
NEMEA & Russia/CIS				+0.8pp
TACHOSIL				+0.1pp
Others				-0.1pp
Underlying Revenue Growth				+ 0.9%

*1 FX adjustment applies FY2019 plan rate to both periods (1USD=111JPY, 1EUR=129JPY).
*2 Major adjustments are as follow;

•	Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019 Q1.

•
Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 Q1 as the divestiture was completed in March 2020. Likewise, revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 Q1 as the divestiture was also completed in March 2020.

•
Net sales from TACHOSIL, a surgical patch, that Takeda agreed in May 2019 to divest are excluded from both FY2020 Q1 and FY2019 Q1. Although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy.

•	Revenue of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are excluded from both FY2020 Q1 and FY2019 Q1.

2 FY2020 Q1 Reconciliation from Reported to Core/Underlying Core

FY2020 Q1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	801.9							801.9	49.2	(16.3)	+0.9%
Cost of sales	(238.1)				26.6			(211.5)	(13.6)	4.7
Gross Profit	563.8				26.6			590.3	35.6	(11.6)
SG&A expenses	(202.4)			0.0	(0.3)			(202.6)	(11.4)
R&D expenses	(106.8)			(0.1)	0.1			(106.8)	(3.5)
Amortization of intangible assets	(102.3)	22.5			79.8			—
Impairment losses on intangible assets	(1.9)	1.9						—
Other operating income	63.7		(3.2)		(60.2)	(0.4)		—
Other operating expenses	(46.8)		7.4	20.8			18.6	—
Operating profit	167.3	24.4	4.2	20.7	46.0	(0.4)	18.6	280.9	20.7	(11.6)	+11.2%
Margin	20.9%							35.0%			34.7%*
Financial income/expenses	(27.2)				2.7		(3.8)	(28.3)	(0.9)
Equity income/loss	(9.8)					10.6		0.8	(0.1)
Profit before tax	130.3	24.4	4.2	20.7	48.7	10.2	14.8	253.4	19.7	(11.6)
Tax expenses	(47.8)	(5.9)	0.9	(3.6)	(3.3)	(3.1)	0.0	(62.7)	(2.6)	2.8
Non-controlling interests	(0.0)							(0.0)	0.0
Net profit	82.5	18.5	5.1	17.2	45.4	7.1	14.8	190.6	17.0	(8.8)
EPS (yen)	53							122	11	(6)	+8.7%
Number of shares (millions)	1,559							1,559			1,558

* Underlying Core Operating Profit Margin.

3 FY2019 Q1 Reconciliation from Reported to Core/ Underlying Core

FY2019 Q1
(Billion JPY)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments*1	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	849.1							849.1	11.7	(33.6)
Cost of sales	(291.8)				75.7			(216.1)	(3.0)	6.2
Gross Profit	557.3				75.7			633.0	8.7	(27.4)
SG&A expenses	(239.2)			0.8	1.1			(237.4)	(3.0)
R&D expenses	(116.9)			4.3	(0.1)			(112.7)	(0.5)
Amortization of intangible assets	(105.6)	23.0			82.6			—
Impairment losses on intangible assets	(16.1)	16.1						—
Other operating income	6.7		(6.0)			(0.7)		—
Other operating expenses	(41.0)		9.4	31.6				—
Operating profit	45.2	39.1	3.4	36.7	159.2	(0.7)		283.0	5.1	(27.4)
Margin	5.3%							33.3%			31.5%
Financial income/expenses	(37.4)				4.5		0.3	(32.6)	1.1
Equity income/loss	2.3					0.6		3.0	(0.0)
Profit before tax	10.1	39.1	3.4	36.7	163.7	(0.1)	0.3	253.3	6.2	(27.4)
Tax expenses	(3.1)	(7.1)	(8.1)	(7.0)	(29.6)	0.0	(0.0)	(54.9)	(1.0)	6.6
Non-controlling interests	(0.0)							(0.0)	(0.0)
Net profit	7.0	32.0	(4.7)	29.7	134.1	(0.0)	0.3	198.4	5.2	(20.8)
EPS (yen)	5							128	3	(13)	117
Number of shares (millions)	1,556							1,556			1,558

*1 During FY2019, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition.
Accordingly, PL statements for FY2019 Q1 were retrospectively adjusted.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").
The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019.